Stradley Ronon Stevens & Young, LLP 1250 Connecticut Avenue, N.W., Suite 500 Washington, DC 20036 Telephone 202.822.9611 Fax 202.822.0140 www.stradley.com

November 21, 2017

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:	PowerShares Actively Managed Exchange-Traded Fund Trust
CIK No. 0001418144

Ladies and Gentlemen:

On behalf of PowerShares Actively Managed Exchange-Traded Fund Trust (the “Fund”), attached herewith for filing pursuant to the provisions of the Securities Act of 1933, including Rule 488 thereunder, is the electronic version of the Fund’s Registration Statement on Form N-14 (the “Registration Statement”) containing a proxy statement/prospectus. This Registration Statement is being filed to register the following:

•	Shares of Beneficial Interest, no par value, of PowerShares Total Return Bond Portfolio and PowerShares Ultra Short Duration Portfolio.

It is proposed that this filing will become automatically effective on December 21, 2017 pursuant to Rule 488 under the 1933 Act. The Fund has registered an indefinite number of shares pursuant to Rule 24f-2 under the Investment Company Act of 1940, as amended. Accordingly, no filing fee is due at this time.

Please send copies of all correspondence with respect to the Amendment to the undersigned, or contact me at (202) 507-5154.

Very truly yours,

/s/ Eric S. Purple
Eric S. Purple

Partner, Stradley Ronon Stevens & Young, LLP, counsel to the Trust